LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

November 21, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Bond Fund, Inc.
Securities Act File No. 2-62329
Investment Company Act File No. 811-02857
Post-Effective Amendment No. 51

Ladies and Gentlemen:

On behalf of BlackRock Bond Fund, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 51 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Total Return Fund (the “Fund”). The Fund invests all of its assets in the Master Total Return Portfolio (the “Master Portfolio”), a series of Master Bond LLC. We note that, on April 20, 2012, the Board of Directors of the Registrant approved the establishment of a wholly owned subsidiary of the Master Portfolio, BlackRock Cayman Master Total Return Portfolio I, Ltd. (the “Subsidiary”), for the purpose of increasing the Master Portfolio’s exposure to commodity-related instruments.

The Amendment is being filed pursuant to 485(a)(1) under the 1933 Act in order to make changes, to the Fund’s fees and expenses and the Fund’s investment strategies, policies and risks, as noted in Supplements to the Fund’s Prospectus and Statement of Additional Information each filed on May 8, 2012. These changes reflect the establishment of the Subsidiary.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Enclosures

cc:	Ben Archibald, Esq.
Maria Gattuso, Esq.